Exhibit 99.1

Date: 15/02/2008

To: All Canadian Securities Regulatory Authorities

Subject: STANTEC INC.
N Y S E

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	14/03/2008
Record Date for Voting (if applicable) :	14/03/2008
Meeting Date :	01/05/2008
Meeting Location (if available) :	Edmonton, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	85472N109	CA85472N1096

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for STANTEC INC